

December 17, 2010

Mr. Michael Bibelman
Chief Executive Officer
VoiceServe, Inc.
Grosvenor House, 1 High Street
Middlesex HA8 7TA
England

> **Re:** **VoiceServe, Inc.**
> **Form 10-K for the Year Ended March 31, 2010**
> **Filed June 29, 2010 as amended November 10, 2010**
> **File No. 000-51882**

Dear Mr. Bibelman:

We have reviewed your response dated December 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You indicate in your response to comment 3 from our letter dated November 18, 2010 that your controls and procedures were not effective as of March 31, 2010. Please revisit and revise as necessary the controls and procedures disclosure in your June 30, 2010 Form 10-Q and your September 30, 2010 Form 10-Q. We note that one of your remediation steps, the hiring of Mr. Andrew Millet, did not take place until September 30, 2010.

Item 1. Description of Business, page 1

2. We note your response to comment 1 from our letter dated November 18, 2010 and your revised disclosure. Further revise to remove your reference to the Securities Litigation Reform Act of 1995 on page 1.

Note 8. Common stock issuances, page F-14

3. We note your response to comment two from our letter dated November 18, 2010. Please tell us the nature of the each restriction. If the nature of the restriction is limited to the passage of time not to exceed one year, we believe a nominal discount is appropriate. Include in your response the impact on the estimated fair value of the shares issued in May 2009 and September 2010 if you used a discount of 10% and 25%, respectively.

Summary Compensation Table, page 16

4. In accordance with comment 5 from our letter dated November 18, 2010, please add disclosure with respect to why you chose to treat your executive officers as independent contractors instead of employees. Your discussion should include all material information necessary to understand this facet of your compensation practices including any risks resulting there from. See Item 402(o) of Regulation S-K.

Item 15. Exhibits, Financial Statements Schedules, page 20

5. We note your response to comment 7 from our letter dated November 18, 2010 and the inclusion of your articles of incorporation and by-laws. Please provide these documents as currently in effect. See Items 601(b)(3)(i) and 601(b)(3)(ii) of Regulation S-K.   We note that both respective documents refer to the company as 4306, Inc. In addition, provide your share exchange agreement with Voiceserve Limited and your acquisition agreement with VoIPSwitch Inc. See Item 601(b)(2).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Staff Accountant at 202-551-3384 or Kyle Moffatt, Accountant Branch Chief, at 202-551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Via facsimile to (732) 577-1188
        Christine M. Melilli, Esq.
        Anslow & Jaclin, LLP